Exhibit 99.8

news

IMMEDIATE	13 April 2005

Settlement reached with PNC Bank regarding Student Finance Corporation Litigation

Royal & Sun Alliance Insurance Group plc’s US subsidiary Royal Indemnity Company (“RIC”) has reached a settlement with PNC Bank, one of the plaintiffs in the ongoing Student Finance Corporation litigation.

As a result, PNC Bank has agreed to discontinue its part of the legal action. This reduces the amount subject to summary judgement against RIC in the ongoing legal actions in Delaware (currently subject to appeal) by $129 million.

The settlement, the terms of which are confidential, will have no impact on the Group’s financial results.

–ENDS–

For further information:

Analysts	Press

Helen Pickford	Oliver Strong

Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7327

Important disclaimer
"This press release contains or may contain forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management's current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The forward looking statements cover, among other matters, the impact of the settlement of the Groups financial results. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise."

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD   +44 (0)20 7111 7134